KIRKLAND LAKE GOLD ANNOUNCES UPDATED MINERAL RESERVES AT FOSTERVILLE,
UNDERGROUND OUNCES MORE THAN DOUBLED, GRADE INCREASES 83%

  Fosterville underground Mineral Reserves increase 110% to 1,030,000 ounces

  Underground Mineral Reserve grade increases 83% to 17.9 g/t Au

Toronto, Ontario – July 27, 2017 – Kirkland Lake Gold (“KL Gold” or the “Company”) (TSX: KL) (OTCQX: KLGDF) is pleased to announce the results of the Company’s 2017 mid-year Mineral Reserves and Mineral Resources update for the Fosterville Gold Mine (“Fosterville”). The updated Mineral Reserves and Mineral Resources are as at June 30, 2017.

Included in the results of the Mineral Reserve and Mineral Resource update is a 110% increase in underground Mineral Reserves, to 1,030,000 ounces of gold, after depletion (processing) of 130,584 ounces in the first six months of 2017. The main factor contributing to the significant growth in ounces is an 83% increase in the underground Mineral Reserve grade, to 17.9 g/t Au (1,790,000 tonnes) from 9.8 g/t Au (1,560,000 tonnes) in the previous Mineral Reserve and Mineral Resource estimate dated December 31, 2016 filed on March 30, 2017 (the “2016 Technical Report”)(see press release dated March 23, 2017).

The significant increase in Fosterville Mineral Reserves is supported by down-plunge extensions of the high-grade, visible gold-bearing Lower Phoenix Gold System. In particular, the newly-named Swan Zone (previously known as Lower Phoenix Footwall), contributes 532,000 ounces at an average grade of 58.8 g/t Au (281,000 tonnes) to the updated Mineral Reserve estimate.

The increase in the Mineral Reserve is driven by a combination of new drill data, mining recovery improvements and a refined Mineral Resource estimation methodology in zones containing visible gold. The estimation methodology includes more detailed domaining and refinement of estimation parameters in areas of high- grade mineralization and is supported by an external independent review by SRK Consulting (Australasia). This work has resulted in an improvement of year-to-date mine to mill reconciliation.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “Fosterville is rapidly emerging as one of the world’s great underground gold mines. We recently reported record quarterly production, and today are announcing that we have more than doubled underground Mineral Reserves, to 1,030,000 ounces. The results are very encouraging as the significant growth in ounces is after deducting mine depletion to date and, in large part, reflects an 83% increase in the average underground Mineral Reserve grade to 17.9 g/t Au.

“The continuity of the high-grade, visible gold-bearing Lower Phoenix System is having a significant positive impact on the Mineral Reserve grade, production and the mine’s cost profile. With the geological knowledge that we have acquired, including increased understanding of the grade distribution, we believe there is potential not only to expand these high-grade zones but to potentially find new high-grade zones along the 20 km of known gold-bearing structures within our mining license, and through exploration of the surrounding 500 km2 land package.

“Within our company, we have district-scale exploration targets in prolific mining camps throughout our portfolio, through which there is considerable potential for continued growth and expansion. We remain focused on delivering superior shareholder value by targeting organic growth opportunities, supported by our aggressive 2017 exploration program, with estimated expenditures of US$45 – 55 million. Ongoing drilling continues to enhance the geological understanding of our assets, providing confidence in the ability to delineate and expand our current Mineral Resource and Reserve base.”

1

Fosterville Gold Mine

Underground Mineral Reserves at Fosterville grew 110% to 1,030,000 ounces of gold, after depletion, accompanied by an 83% increase in grade to 17.9 g/t Au (1,790,000 tonnes) from the previous estimate of 490,000 ounces of gold (1,560,000 tonnes at an average grade of 9.8 g/t Au). Measured and Indicated Mineral Resources are reported Exclusive of the Mineral Reserves and are 1,940,000 ounces of gold at an average grade of 4.4 g/t Au (13,700,000 tonnes). The previous estimate at the end of 2016 was reported Inclusive of Mineral Reserves, and included 2,790,000 ounces of gold (15,300,000 tonnes at an average grade of 5.7 g/t Au).

Fosterville continues to have a large underlying Mineral Resource base that is expected to support future additions to Mineral Reserves. There also remains considerable potential to further extend the current known Mineral Resource following ongoing surface and underground drilling, which is testing near-mine gold systems up and down-plunge from current Mineral Reserves and Mineral Resources. The high-grade Phoenix and Lower Phoenix Gold Systems, where Fosterville is currently mining, has been traced by development and drilling for over 2 km along trend and remains open for further expansion.

The Fosterville Mineral Reserves and Mineral Resources are provided in the table below. Mineral Resources are presented both Inclusive of Mineral Reserves (for comparison purposes to the December 31, 2016 estimates) and Exclusive of Mineral Reserves (the approach currently being followed to be consistent with the reporting of Mineral Resources by the Company’s Canadian operations).

Fosterville Gold Mine Mineral Reserve and Resource Summary and Comparison, Effective June 30, 2017

	June 30, 2017			December 31, 2016
	Tonnes	Gold	Gold Ounces	Tonnes	Gold	Gold Ounces
Fosterville Mine	(000's)	Grade (g/t)	(000’s)	(000's)	Grade (g/t)	(000’s)
Mineral Reserves
Underground (Proven)	246	14.2	113	280	8.4	76
Underground (Probable)	1,540	18.5	918	1,280	10.1	414
Proven + Probable	1,790	17.9	1,030	1,560	9.8	490
CIL Residues (Proven)	634	7.8	159	616	7.7	153
Total Proven + Probable	2,420	15.3	1,190	2,170	9.2	643
Mineral Resources		Inclusive of Mineral Reserves
Measured	2,080	4.2	283	2,140	4.0	274
CIL Residues (Measured)	634	7.8	159	616	7.7	153
Indicated	12,800	7.1	2,940	12,600	5.8	2,360
Measured + Indicated	15,500	6.8	3,380	15,300	5.7	2,790
Inferred	5,560	5.8	1,040	5,400	4.6	792
Mineral Resources		Exclusive of Mineral Reserves
Measured	1,920	2.7	168
CIL Residues (Measured)	-	-	-
Indicated	11,800	4.7	1,770
Measured + Indicated	13,700	4.4	1,940
Inferred	5,560	5.8	1,040
Notes
	1)	CIM definitions (2014) were followed in the calculation of Mineral Reserves
	2)	Mineral Reserves were estimated using a long-term gold price of US$1,200/oz (A$1,500/oz)
3)

Cut-off grades varied from 2.0 g/t Au to 3.1 g/t Au, depending upon width, mining method and ground conditions; Dilution varies from 5 to 40 % and mining recovery ranging between 60 – 100% were applied to stopes within the Mineral Reserve estimate.

	4)	Mineral Reserves estimates were prepared under the supervision of Ion Hann, FAusIMM.
	5)	Fosterville CIL Residues are stated as Proven contained ounces. Mill recoveries of 25% are planned, based on operating performance.
6)

Mineral Resources were estimated using cut-off grades 0.7 g/t Au for oxide and 1.0 g/t Au for sulfide mineralization to potentially open- pitable depths of approximately 100m, below which a cut-off grade of 3.0 g/t Au was used.

	7)	Mineral Resource estimates were prepared under the supervision of Troy Fuller, MAIG.
	8)	Totals may not add exactly due to rounding.

2

Technical Reports

The National Instrument 43-101 (“NI 43-101) compliant 2016 Technical Report for Fosterville dated March 30, 2017 and effective December 31, 2016 supports the Company’s end-of-2016 Mineral Reserve and Mineral Resource disclosure and was prepared by Troy Fuller, MAIG, and Ion Hann, FAusIMM.

An updated NI 43-101 Technical Report effective June 30, 2017 to support the mid-2017 update will be available on the Company’s SEDAR profile within 45 days at www.sedar.com.

Qualified Persons

Troy Fuller, MAIG and Ion Hann, FAusIMM are “qualified persons” as such term are defined in NI 43-101 and have reviewed and approved the Mineral Resource and Mineral Reserve estimates and the technical and scientific information included in this News Release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting 530,000 to 570,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

3

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

For further information on the Company and to receive news releases by email, visit the website www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884, 6205
E-mail: mutting@klgold.com

4